SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated 12 June 2003

Rio Tinto plc (Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	Rio Tinto Limited (Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (File no. 333-13558) of Rio Tinto Finance (USA) Limited, Rio Tinto plc and Rio Tinto Limited, and to be a part thereof from the date on which this report is furnished to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

99.1	12 June 2003	Ratio of Earnings to Fixed Charges for the Fiscal Years Ended 31 December 1998, 1999, 2000, 2001 and 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless

Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	12 June 2003	Date	12 June 2003